SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)*


                                ADAC LABORATORIES
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    005313200
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 005313200                13G                        Page 2 of 5 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         College Retirement Equities Fund
         I.R.S. #13-6022-042


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ( )
                                                            (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.   SOLE VOTING POWER            363,575

         6.   SHARED VOTING POWER          None

         7.   SOLE DISPOSITIVE POWER       None

         8.   SHARED DISPOSITIVE POWER     363,575


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        363,575

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                            (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        1.815%

12.      TYPE OF REPORTING PERSON*

                        IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages
Item 1(a).           NAME OF ISSUER:

                     ADAC LABORATORIES, INC.

Item 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     540 Alder Drive
                     Milpitas, CA  95035

Item 2(a).           NAME OF PERSON FILING:

                     College Retirement Equities Fund ("CREF")

Item 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                     730 Third Avenue
                     New York, N.Y.  10017

Item 2(c).           CITIZENSHIP:

                     Incorporated in New York

Item 2(d).           TITLE OF CLASS OF SECURITIES:

                     Common Stock

Item 2(e).           CUSIP NUMBER:  005313200

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      ( )      Broker or dealer registered under Section 15 of the
                  Exchange Act.
(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)      ( )      Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
(d)      (x)      Investment Company registered under Section 8 of the
                  Investment Company Act.
(e)      ( )      An investment adviser in accordance with Rule 13d-
                  1(b)(1)(ii)(E);
(f)      ( )      An employee benefit plan or endowment fund in accordance
                  with Rule 13d-1(b)(1)(ii)(F);
(g)      ( )      A parent holding company or control person in accordance
                  with Rule 13d-1(b)(1)(ii)(G);
(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the
                  Investment Company Act;
(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  (  )

                                                              Page 4 of 5 Pages

Item 4.     OWNERSHIP.

COLLEGE RETIREMENT EQUITIES FUND
      (a)   Amount Beneficially Owned:  363,575
      (b)   Percent of Class:  1.815%
      (c) The Board of Trustees of CREF, an investment company, has sole power to vote 363,575 shares of common stock and authority to direct the disposition of the 363,575 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 363,575 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X ).

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


                                 Not Applicable

                                                              Page 5 of 5 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
           HOLDING COMPANY.

                                 Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:   Not Applicable

Item 10.   CERTIFICATION.
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999
                                       COLLEGE RETIREMENT EQUITIES FUND



                                       By:  /s/ Peter C. Clapman
                                            ----------------------------
                                            Peter C. Clapman
                                            Senior Vice President and Chief
                                            Counsel, Investments